UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of an interview with Matthew Hulsizer, a founder of PEAK6, which appeared on YouTube. Attached as Exhibit 99.2 to this Current Report on Form 8-K is a transcript of a television advertisement for Apex’s products and services.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON

ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Interview Transcript.

99.2	Advertisement Transcript.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following is an interview with Matthew Hulsizer, a founder of PEAK6 Investments LLC, which appeared on the tastytrade channel on YouTube.

SPAC Summit

Youtube

By: tastytrade

Location: https://youtu.be/-FOZ1J6WZd4

* * * *

Tom Sosnoff (00:06:46):

So first guest tonight is a friend of mine. Matt Hulsizer. Matt is an incredibly successful trader let’s bring Matt on, Hey Matt,

Matt Hulsizer (00:06:56):

Hey guys, how are you?

Host (00:06:58):

The only story I have ever told about you is that we lived in the same house, not by design and not together, but thank you so much for coming on to tasty trade tonight and speaking to all of our, you know, clients listening, but your story and all the different, you know, I know you’re in a million businesses and your story’s incredible. And a lot of people listening tonight have had accounts at option house, which you owned. They’ve obviously interacted with peak six on the market making side, even though they might not even realize that. And something that I didn’t know is you won a Tony award.

Matt Hulsizer (00:07:36):

Yes. we’re eccentric in many ways.

Host (00:07:39):

Yeah, it’s a crazy. And but Apex Clearing is the reason we’re here tonight because every person that has an account at tasty works every single customer. And we have all retail customers has an account, has a half of their money being held and being cleared at apex. And so Matt, let’s just give us kind of the two second version. Then I’ve got a couple of stories to tell you about apex, and then we’re gonna get into the whole, the whole SPAC thing.

Matt Hulsizer (00:08:10):

So apex is what we, we just renamed it, Apex FinTech Solutions for many reasons, but one of the, it started out as clearing, but we’ve, you know, we’ve, we’ve backed and expanded our, our FinTech portfolio. And it’s the FinTech of fintechs, right? It’s the back end behind all the entrepreneurs that are in the FinTech space. Like, I mean, Tom, like you’re already a famous entrepreneur. There’s others that you’ll, I think you have another guest coming on. Who’s a fantastic entrepreneur. And so apex is really the tool that powers the entrepreneur to go out and deliver a great experience to their customer on the, in the FinTech brokerage space. And so we sort of, we do a lot of the you know, whether it’s AML KYC account sign up, we hold the assets, we moved the assets, we moved the money and we do the stuff behind the scenes to help the entrepreneur give the, you know, give the customer a great experience.

Host (00:09:05):

So I’m going to go back 21 years. And we built a lot of the customers that are tasty, tasty, trading, tasty, worst customers today, we’re thinkorswim customers back, you know, early two thousands, like, like, you know, you were. And and we cleared at a company called pencil. And when we first built Thinkorswim, we had to find a clearing firm and we went to bear Stearns and they told us to go get lost. We went to Goldman Sachs. We had, we had no customers at the time and they told us to go get lost. Every firm we knocked on the door, we were building thinkorswim. So they told us to go get lost. There was a CEO of Penson at the time he flew to Chicago, he sat down with me and he said, I would love to have your business and us we’re loyal, We said, you know what? Not only are the only person that even offered us to do it, to do our business, but you actually came here, you know, shook our hands and met us in person. We’re happy to do business with you. And that was the start of the relationship, which was Pence financial at the time, which ultimately, you know, we kind of grew out of. And so I think what’s an interesting story is that 10 years later Oh, I should mention this. As Penson was growing, we introduce them to technology crossover ventures, TCV. They raise capital and they actually went public. So we helped them secure their first private equity investment. As we fast forward a couple of years, I thinkorswim got to be pretty big. And they had some capital issues at Penson for some issues that they ran into. And you are the consummate trader. You are the, you know you’re the Sam Zell of, you know, opportunity when it came to, well, let’s put it this way. Tell us how this company… tells us how you came about acquiring this company. Cause I love the story.

Matt Hulsizer (00:10:55):

Yeah. Look, I think we had Options House, which was again, entrepreneurial brokerage. We were trying, and there were, there were other brokerages that were out there as well. And we like, you went to the one place that had sorta tried to do their retail clearing and custody. And like, I mean the business is a very complex business. Clearing custody is complex, it’s complex in a technical way and it’s complex in a, in an operational way. And they got themselves in trouble, they did some things they shouldn’t have done, including they had mis-marked some municipal bonds. They had lent money and given leverage to one of their board members that was supported by some municipal bonds that they were marketing at a hundred that were worth zero. And so it was fraud. So you’ve got announced fraud and a public company. And, but it’s deeper than that because it’s, it’s also the clearing custody agent for a million customers of which Options House was a large customer.

And so we got a call from the CEO on Friday, Phil, and he says, “Hey you guys are also investors in other businesses. Could you lend us some money?” And so I don’t, you know, tasty traders, you should know that if your bank calls you the place where you save money and they call you up and they say, “Hey, could you lend us some more money?” Like be scared. We were we knew they were in trouble on Monday. We get a call from the SEC and they said, “Hey, you’re the largest one of the largest customers of, of Penson you guys, no risk. You came from O’Connor and associates. You guys know this business really well. Why don’t you take it over?” And they said, send us $70 million by Friday. So, you know, like $70 million, a lot of money. And, and, you know, it’s, it’s just owned by, you know, PEAK6, which has really Matt and, and the real owner of PEAK6 is, is Jenny just, and I said to, to the SEC chairman at the time, I said, you let me speak to Jenny because I can’t make this decision.

Host:

Let’s just be clear. Jenny is your wife.

Matt Hulsizer:

She is my wife. Okay. Yes,

Host (00:13:07):

Because you mentioned it. So I just to, I want to throw it out there, so everybody’s not confused. Okay.

Matt Hulsizer (00:13:11):

Yes. And Jenny, I went to Jenny. I said, this is what they want 70 million bucks by Friday. She’s like, okay. So it’s announced fraud and they want $70 million. I don’t know. We did end up though, because we looked at it, we understood, it was a… the technology there was, was really bad, but we knew that we could solve that. The people were pretty good. They had some bad customers, which we needed to get rid of, but we did the DSR. It was actually 16 days later, we closed and we bought the whole, We bought all of the assets. We didn’t buy the public company. We bought all of the assets and, and effectively took it private and—apex. And yeah, it was, it was it was a trying time.

Host (00:13:59):

Yeah, that’s a ballsy play. I something you did not know, but in 2007 when they were public, but their stock dropped, we tried to buy the,, and they talked us out of it. They were like, listen, you don’t want to own this company. And it was almost like, it was almost like they knew something was whatever, but, but you know, so we walked away, but, but Matt, so you build this company back up from, at the time, whatever the, basically the book value was, you know, the value of the chairs and the computers and the technology and whatever was on the books at the time. And you didn’t really have a great cornerstone customer at the time. What turned around the firm and how close were you? Like, were you ever, was it, was there ever a point where you were like, ‘man, this was a horrible trade’

Matt Hulsizer:

Yeah. I would Say about four days into it. It was a horrible trade because the, you know, the, the, we went to the correspondence, we had people borrowing a billion dollars of our money now, and they had $25,000 posted in risk capital. Again, I don’t know how, you know, how you guys were thinking about risk at tasty these days, Tom, but I’d hate to think you’re lending people a billion with 25,000 of capital. Yeah. I don’t think that’s the case. So like, we, we were like, this makes no sense. We went around, we talked to the customers, we ended up getting rid of about half the customers. They were doing some bad things. We had people showing up at our door who were, you know, foreign nationals that were customers of some of our correspondents that were looking for money that had been stolen from their accounts.

People were wiring money to, to OFAC countries in the middle of the night. It was, it was, it was scary. And I think, and there wasn’t one thing, like, there never is one thing when there’s a problem, right. It’s a thousand things. And so we took a large number of people and it was a thousand cuts that we had to solve. And so we just sort of just chopped wood one at a time. And I think we of had our head down for 18 months. Like we didn’t try to make a sale. We did the things that we wanted to have done as a, as a customer for our, for our customers as a broker would want.

Host (00:16:15):

Yeah, Matt, what I want to ask you is it’s so hard to take somebody else’s kind of garbage in and turn it into, like making it, make it into diamonds. You guys have built some amazing businesses on your own from scratch, but to take somebody else’s kind of, you know, issue whatever problem and turn it into something special, that’s gotta be really hard.

Matt Hulsizer (00:16:37):

It is. I, again, I, and I, and, and like you, you talked about us being visionary. I don’t think we’re visionary. I think that if we have a super power, I mean, the first of all the superpower is Jenny. Jenny is the superhero because she knows how to get stuff done. That should be done. And so look, what, why, when you buy business and fire, half the customers, this is, Jenny’s like, just get rid of them. They’re, they’re slowing us down. We need to look out for the customers that we’re going to have, not for the customers that we currently have, because these customers, like they’re not doing things they should be doing. Lots of decisions were made that, you know, when you inherit stuff, you’d have to have not just the skill, but the will to make the change. And that, that starts, you know, Jenny laid out the path, we executed on that. And so we really didn’t emerge for 18 months. There really were just changes that helped the customers, like thinkorswim or tasty or options house where account sign up. It’s not so manual. We shouldn’t be sending papers, just automate, automate, automate, focus on the customer. And that really was the difference. Was there, yeah.

Host (00:17:43):

was there a specific firm like, when you, you know, did the, did the company start to take off, you eventually brought in, like, for example, I just don’t know all the firms that you brought in. Was it, was it tasty, was a Robinhood, like at some point, all of a sudden you started the growth engine and you started to grow the company. I mean, how many customers do you have now at apex total?

Matt Hulsizer (00:18:07):

Roughly 15 million.

Host:

15 million? And when you bought it, how many were there when you got rid of half?

Matt Hulsizer (00:18:16):

About 400,000.

Host (00:18:17):

A hundred thousand. Okay. I don’t care what you think about vision or not 400,000 to 15 million, whether, you know, I mean, you did something, right.

Matt Hulsizer (00:18:27):

We were, I think you have to attribute a lot of it to lock. And again, this is something Jenny, Jenny has taught me, which is, it’s like, everybody at tasty, everyone who’s listening. You me, everyone has bad luck and you have good luck and you have to make the most out of your good luck. And so when the good luck happened, it was like, we just, we took a bunch of risks. And like, so firms like wealthfront, betterment, had come out with this idea of streamlining the advisory on the investment side, Robinhood was, they called us. I went and met Vlad at a, when it was he and Miles and they couldn’t pay us. Like they had, like, they literally couldn’t pay us enough to clear in custody with us. And so they paid us with equity. I just liked them because they were good people. They were trying to do something entrepreneurial. You know, Jenny was like, yeah, why not? So does that, I mean, we look smart. People think we’re incredible venture capitalists because we own a bunch of, you know, things that have done really well. And I think that was really just you. it was serendipity. We, we met some great people and it’s worked out. I mean, that’s what I would say

Host (00:19:43):

You know, but to be fair, I, people should know this. So, so PEAK6 is a market-making firm. And you start in this business as a market maker and as a, as a trader and a market maker. So your appetite for risk and Jenny’s too, both of you, your appetite for risk is, you know, it’s not normal. Yeah, you can’t put yourselves in the same….You guys take a ridiculous amount of risk and you, you thrive on it. It’s part of your, that, that’s your lifeblood. So…

Matt Hulsizer (00:20:12):

I think it’s, I appreciate that, Tom. I think that I started out as a trader and so did Jenny, but I think one of the things, again, Jenny taught me, this was when we started the business. Everybody was trading down on the floor, like when you started, Tom, and I started like, people used to stand down there with tickets and then we’d have training codes and paper. And Jenny was like, this doesn’t make sense. Like we should automate this. So we were like, we were the first electronic market maker or facilitator of customers on the CBOE we used the partial and we were the first user that, and she just sort of saw things as they ought to be, not what they were. And I wouldn’t necessarily say it was visionary. She just saw it very specific about what could be fixed. And we executed on that. And so I don’t know that I would call it risk. I would say it’s more operational skill.

Host (00:21:05):

Your office is, is the is the old trading floor. Your office is actually the old trading floor where I started on the floor of the CBOE in 1981. So it’s kind of like so cool to, to visit, but let me fast forward now. Cause I don’t want to run out of time. This is interesting. So you go from 400,000 customers up to 15 million, of course, over this time frame. And and that doesn’t include Robinhood cause they’re gone, you know, this is yeah. So in that process, you know, obviously you can, you know, things are, things are going in the right direction. And, and at what point, because now we’re talking about, you know, at some point you have to think as an entrepreneur, Hey you know, cause, cause you, you sell things, you sold option house. I mean, you know, you keep PEAK6 cause that’s your baby, but you, you know, you have, you have a trader mentality where it’s an asset to you.

And at some point you want to monetize that trade at least a portion of it or whatever. And at what point do you decide, Hey, I’m going to look at, you know, a direct IPO. I’m going to look at raising capital through private equity or I’m going to potentially go, you know, the SPAC route or I’m going to talk to investment banker and see if anybody’s interested, because I have to think that, you know, companies like us would be interested in a clearing firm potentially. You know what I’m saying? I’m, I’m not saying it’s us, but I’m just saying that kind of thing. So how does that, how do you process that stuff and how do you make that decision?

Matt Hulsizer (00:22:34):

So I think this is what you’re and I think for the people listening should know is like it’s and it’s not for everybody. I, we don’t take a trader mentality when we sold options house. We didn’t want to sell it, it’s just the business needed to grow and it needed to consolidate and the people we offered to buy them and they wouldn’t, but the business needed to consolidate. We went through the same process at apex. We were thinking about partnering or buying some assets in and automating around the advisory space, some in crypto and, and we’ve got, we’re trying to make the customer experience better. while we are doing that. We said, “well, some of these things are going to be expensive. The businesses growing very quickly, we should think about it.” And we were exploring all those paths. There was a tsunami that hit the world called GameStop in January and, Robinhood, which is our former correspondent and is really the only other real player in this space of scale that has these site types of problems had a real problem on the clearing and custody side.

And they got asked for 3 billion bucks in three hours. Vlad was, you know, okay, he’s in a panic. We somewhat benefited from that because we had a million and a half customers roughly in a week. But what Jenny and I did is we look in the mirror. We’re like, look, we don’t want to be Vlad. We don’t want to disservice our customers. And so we need to raise money and we should do it now because if it keeps going, like we don’t want to put people in a bad spot. The tasty folks have to be able to access the market. The Moneylion folks have to be able to access. And so the fastest way to access capital is not direct listing or IPO or private equity or anything. It is the SPAC. And that is why we made the decision we did.

Host (00:24:32):

Now, when you looked at the SPACs and you, I don’t know what you knew about SPACs prior to that or how much you had studied it, but when you started to look at it, did, did, was there an aspect of the spec? Cause I talked a little bit about the pros and cons and I think, you know, one of the cons that, that we kept getting involved with was kind of the dilution and, and a little bit about the vetting process, but what, what drove me personally, What was difficult… I shouldn’t say what drove me. What was difficult for me personally, was that private equity wouldn’t get near the valuations that the SPACs were. So when you have, when you bring your use car in, you know, to say, how much am I going to have for this car? And one, one guy offers you $5,000 for, and the other person offers you 15,000.

You kind of like go, well, somebody is wrong, you know, and, and that’s what I couldn’t figure out. And I just, I probably wasn’t, you know, I wasn’t smart enough. I didn’t grasp the whole the whole space. And I wasn’t really sure, you know, like, like as a market maker, I live in a very, I mean, I lived in a very efficient world. And as a trader today, as a retail trader, the markets are tight. They’re very efficient. They’re, there’s, there’s almost no edge, there’s no slippage. And it felt like there was slippage. And I couldn’t explain it. How did you process that? How’d you get through that?

Matt Hulsizer (00:25:54):

Look, I think the dilution is painful. There’s no doubt. I think we did not want to be penny wise and pound foolish. Like we built, you know, it’s, it’s an amazing company. I think Jenny and I are fortuitous to be in the spot we are where we can afford to take, you know, take more dilution in order to get the deal done that needs to happen for the customers. I think we would have done, we certainly would have suffered less dilution and probably gotten a higher price. If we had gone through when we went to the bankers very quickly, they came up with a range. We took the bottom portion of the range, Jenny and I said, it not anybody like we, we suggested, we said, look, we’re just want to get, we need to get a deal done. We need certainty. And so when you need certainty, that’s when you can’t necessarily be, you know, picky about dilution and partners. You just need to pick somebody good, strong who, you know, can get it done. And that’s what we did.

Host (00:26:54):

let me ask you a more general question and then we can wrap things up in the next minute or so, Matt, what do you think about the SPAC space? Both from your market-making operations as much as you personally, like, what do you think about this space as I use, I probably have positions on, in eight to 10 different SPACs right now. And some of our big like DraftKings and some of them are small. Like, you know, some of the EV companies and I find the volatility high, I find the liquidity pretty decent. I like the addition of all these new trading vehicles, but I’m curious from your side, what are you seeing both as a market maker and you know, and just the space in general.

Matt Hulsizer (00:27:40):

So yeah, we look, we were investors, we were investors before, you know, we had gone through the process. I think it’s, it’s a great opportunity for a trader because if you do your homework, you’re going to find there’s enough out there. You can pick and choose. Right now there’s been a pretty good wash out and full disclosure. Like you’ve got another guest coming on here. We own a bunch of fuse F U S E, which is the moneylion vehicle that they’re merging into. Cause we know the company we were their where they’re clearing custody broker, like they’re growing, they’re doing great. And we think Dee is a superstar. I think there’s a bunch that are out there that are, I don’t have a technical word for it. So crappy. And you gotta, you gotta, if you do your homework, you’re going to be able to sift through, it’s actually a good traders market. And I think you guys, I’m glad you’re digging into it because you’re going to find some of these companies have no real earnings and know their hopes, their dreams. And then there’s some real companies out there that if you sit through, you’re gonna, they’re, they’re pretty good bargains.

Host (00:28:43):

Yeah. We’re not digging too deep into the fundamentals, but we’re trying to dig into the concepts so that, you know, so that we can make people comfortable with the idea of, you know, companies more and more companies going public listen as, as traders, you know, the more potential trades out there, the more potential underlyings that could be interesting. I mean, the better it is for business. I love the fact that I love the fact that we’re not solely dependent on private equity and that there’s a lot more opportunity for everybody, for the small investor and for everybody else, you know, for small companies and the small investor, I think everybody benefits from, you know, opening up the marketplace. Do you you see a continuation of this through?

Matt Hulsizer (00:29:29):

I do. I think the big thing, the great thing about the specs and the one thing that….Jenny, Jenny and I had talked about doing an IPO PEAK6 back in 2001 and September 11th happened, we didn’t it the, you know, but that process is painful. The one thing, the one major difference is you cant really talk about the future, when you do an IPO, right? you have to talk about the past and like, as investors, like we care, about you guys care about the future, like, what is the thing going to be like you want to, and so that is really the thing that is it’s, it’s a great asset, and it’s a great tool for the markets to democratize it. So you don’t cause private equity getting this sort of closed off show with management, that they get to see the whole thing in advance and then get to roll it into the IPO after the future happens. Like that kind of sucks. So I think this is actually a great vehicle for the market in terms of leveling the playing field.

Host (00:30:27):

He’s Matt Hulsizer. This was a great conversation, Matt, thank you so much for coming on tonight. I think very much appreciated by all of tasty nation and hope to have you back on here. Good luck with the whole good luck with everything you’re going through. And I’m sure it’s going to be fun as hell.

Matt Hulsizer (00:30:44):

Thank you, Tom. And thank you to your Tasty nation for clearing and custody with us. Great.

* * * * * * *

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Exhibit 99.2

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following is a transcript of a television advertisement for Apex’s products and services.

The world of investment will never be the same

The old guard swept aside by digital clearing and custody

And the technology innovators who can’t stop asking “why not?”

Why not direct indexing? Why not crypto? Why not fractional shares?

There’s a place where all these things come to life.

A platform where the biggest ideas in Fintech are changing the world.

So, if you’ve got the guts to dream,

We’ve got the guts to help you make it real.

Apex Fintech Solutions

The guts to change everything.

* * * * * * *

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.